UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_______to_________
Commission file number 1-15295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TELEDYNE TECHNOLOGIES INCORPORATED
1049 Camino Dos Rios
Thousand Oaks, California 91360-2362

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Teledyne Technologies Incorporated 401(k) Plan
As of December 31, 2024 and 2023
and for the Year Ended December 31, 2024
With Reports of Independent Registered Public Accounting Firms

Teledyne Technologies Incorporated 401(k) Plan
Financial Statements and Supplemental Information
December 31, 2024 and 2023, and Year Ended December 31, 2024

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Teledyne Technologies Incorporated 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan (the “Plan”) as of December 31, 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Report on Supplemental Schedules
The Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2024 and Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Los Angeles, California
June 30, 2025

We have served as the auditor of the Plan since 2025.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of
Teledyne Technologies Incorporated 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Teledyne Technologies Incorporated 401(k) Plan (the “Plan”) as of December 31, 2023. In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Moss Adams LLP

Los Angeles, California
June 28, 2024

We served as the Plan’s auditor from 2015 until 2024.

Teledyne Technologies Incorporated 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
	(In thousands)
Assets
Investments, at fair value:
Collective trusts	$1,611,457	$1,085,431
Mutual funds	281,476	610,664
Common stock	93,372	99,695
Self-directed brokerage	81,754	65,397
Total investments	2,068,059	1,861,187

Notes receivable from participants	16,850	15,843
Other receivables	—	75
Net assets available for benefits	$2,084,909	$1,877,105
See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
(In thousands)
Year ended December 31, 2024

Additions (deductions):
Contributions:
Employee	$79,420
Employer	22,555
Rollovers	10,280
Total contributions	112,255

Investment income (expense):
Interest and dividend income	24,744
Net appreciation in fair value of investments	264,215
Net investment income	288,959

Interest income from notes receivable from participants	1,018
Other expense, net	(13)
Distributions to participants	(193,663)
Administrative expenses	(752)

Net increase	207,804
Net assets available for benefits:
Beginning of year	1,877,105

End of year	$2,084,909
See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements
December 31, 2024
1. Description of the Plan
General
The Teledyne Technologies Incorporated 401(k) Plan (the “Plan”) is a defined contribution plan available to eligible U.S. domestic employees of Teledyne Technologies Incorporated (“Plan Sponsor”) and certain subsidiaries (collectively, “Teledyne” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Fidelity Management Trust Company (“Fidelity”) acts as the trustee and record-keeper of the Plan. The Plan was adopted and effective on April 1, 2000, and has been subsequently amended and restated effective on December 31, 2015, with the most recent restatement adopted on December 1, 2022, with the latest amendment made on June 26, 2024. For a more complete description of the Plan’s provisions please refer to the Plan document.
In June 2024, Teledyne acquired Adimec Holding B.V., the parent of Adimec Electronic Imaging, Inc. (“Adimec”). Adimec employees who were eligible for the Plan, effective June 24, 2024, were permitted to rollover their eligible account balances from the Adimec Electronic Imaging 401(k) Retirement Plan.
Employer Contributions
Generally, the Company will match 50% of 8% of qualifying wages the employee defers to the Plan, provided that total matching contributions do not exceed 4% of the employee’s compensation for any plan year. For employees who are eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan or the Teledyne Technologies Incorporated Pension Plan for Defined Active Participants (together, the “Pension Plans”), the Company will match 50% of the qualifying employee contributions up to a maximum of $1,000 annually for each participant. Employees become eligible for Company matching contributions following 90 days of service or unless expressly provided by the terms of an acquisition/sales agreement. For any exceptions to the employer contribution details above, please refer to the Plan document.
Employee Contributions
Generally, participants can defer between 1% and 50% (highly compensated employees between 1% and 15% on a pretax and/or Roth basis and up to 8% on an after-tax basis), subject to Internal Revenue Code (the “Code”) limitations, of their eligible wages and contribute them to the Plan. An employee who first becomes an eligible employee shall be deemed to have elected to contribute 6% of eligible wages following 90 days of service unless or until such deemed election is revoked by the employee. Participants who have attained the age of 50 may make catch-up contributions as defined by the Plan. These catch-up contributions are not eligible for the Company match.
The Plan allows participants to make contributions designated as “Roth contributions”, that is, contributions subject to federal income taxation in the year made but the earnings on which are not subject to federal income tax, and after-tax contributions that are not Roth contributions. Only pretax and Roth contributions are eligible for the Company match. After-tax contributions are not eligible for the Company match. Participants have the ability to convert all, or a portion of their non-Roth assets into a Roth account within the Plan. The amount eligible for conversion (contributions plus earnings) becomes taxable as ordinary income in the year of the conversion.
Participant Accounts
Separate accounts are maintained by the record-keeper for each participant. Each participant may direct his or her account balance into one or more investment options offered by the Plan or a self-directed brokerage link investment option. The self-directed brokerage link investment option allows the participant to direct contributions to be invested in any investment permitted under the Plan, including mutual funds, common stock and bonds. Asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting and Forfeitures
Participants who are eligible to accrue a benefit under the Pension Plans are 100% vested in their 401(k) Plan contributions, Company matching contributions and all earnings thereon. Participants who are not eligible to accrue a benefit under the Pension Plans will at all times have a 100% vested interest in their accounts, except for the Company Match Account and all earnings thereon which is fully vested after five years of vesting service. As part of the acquisition of FLIR Systems, Inc. (“FLIR”) in 2021, the Company match account and all earnings thereon for FLIR employees hired before July 12, 2021 follow a three-year annual vesting schedule.
When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to first pay the Plan’s ordinary and necessary administrative expenses for the Plan year and then to reduce the Company’s matching contribution for the Plan year in which the forfeiture occurs or any following plan year. At December 31, 2024, forfeited nonvested accounts totaled $0.3 million. During 2024, employer contributions were reduced by $1.3 million from forfeited nonvested accounts.
Participant Loans
Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (15 years for loans to purchase the participant’s primary residence). Payments are generally made through payroll deductions. As of December 31, 2024, participant loans have maturities through 2039 at interest rates ranging from 3.25% to 11.00%.
Plan Termination
In the event that the Plan is terminated, or the Plan Sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants will be distributed to participants as defined in the Plan document under the provisions of ERISA. In the event the Plan is terminated, Participants would become 100% vested in their accounts.
Withdrawals and Distributions
The Plan allows for participants to make withdrawals from the Plan upon reaching age 59½. Additionally, the value of participants’ vested account balance is payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant’s election, payment may be made in cash, as a single lump sum, or in installments. In addition, employees who rolled their funds over as a result of the Reynolds Industries, Incorporated acquisition and have at least 20 years of service may make a withdrawal of their after-tax Company matching contributions and all earnings thereon.
In accordance with the Setting Every Community Up for Retirement Enhancement (“SECURE”) Act of 2019, the Plan increased the Required Minimum Distribution (“RMD”) age to 72 in lieu of age 70 ½. On December 29, 2022, the SECURE Act 2.0 was signed into law, which built on the original SECURE Act's focus on expanding retirement plan coverage and participation. In accordance with the SECURE Act 2.0, participants who attain age 72 after December 31, 2022, will begin receiving benefit payments no later than April 1 of the calendar year following the calendar year in which they attain age 73.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Administrative Expenses
The Company pays administrative expenses, which include recordkeeping and trustee fees as well as expenses incurred in administering the Plan. Participants pay loan origination and servicing fees.
The Plan has a revenue-sharing agreement whereby certain investment managers return a portion of the investment fees to the record-keeper to offset the Plan’s administrative expenses. Future plan expenses can be paid from any excess remaining revenue-sharing amounts. For the year ended December 31, 2024, $0.1 million was used to offset plan expenses. The Plan held undistributed administrative revenues of $0.2 million at December 31, 2024.
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits
Benefits are recorded when paid.
Contributions
Employee contributions and employer matching contributions are recorded when withheld.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Recent Accounting Pronouncements
There have been no new accounting pronouncements reflected in the 2024 financial statements.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
3. Fair Value Measurements
Valuation of Investments
The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.
Mutual Funds: Valued at the quoted net asset value (“NAV”) of shares held by the Plan at year end.
Teledyne Technologies Incorporated Common Stock Fund: The Teledyne Technologies Incorporated Common Stock Fund is a real-time traded stock that trades with the current market price or closing price of the common stock.
Self-Directed Brokerage Link: Valued at quoted market prices in an active market on the last business day of the Plan year.
Collective Trusts: Units held in collective trusts (“CT”) are valued using the net asset value practical expedient (“NAV practical expedient”) of the CT as reported by the CT managers. The NAV practical expedient is based on the fair value of the underlying assets owned by the CT, minus its liabilities, and then divided by the number of units outstanding. The beneficial interest in the net assets of each portfolio is represented by units. NAV per unit is determined each business day. Issues and redemptions of units are recorded, upon receipt of unit holder’s instructions in good order, based on the next determined NAV per unit, normally each day. In unusual market conditions, the trustee may in its sole discretion, impose restrictions on issues and redemptions of units. The issuance and redemption provisions of the underlying funds are consistent with those of the portfolios. In certain circumstances units may be purchased or redeemed through the exchange of securities, the fair value of which is used to determine the number of units issued or redeemed.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
3. Fair Value Measurements (continued)
In accordance with U.S. GAAP, each of the Plan’s fair value measurements are categorized using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets
•Quoted prices for identical or similar assets or liabilities in inactive markets
•Inputs other than quoted prices that are observable for the asset or liability
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
3. Fair Value Measurements (continued)
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair values as of December 31, 2024 and 2023 (in thousands):

	2024
	Level 1	Level 2	Level 3	Total

Investments at fair value
Mutual funds	$281,476	$—	$—	$281,476
Teledyne Technologies Incorporated common stock fund	93,372	—	—	93,372
Self-directed brokerage	81,754	—	—	81,754
Total investments in the fair value hierarchy	$456,602	$—	$—	$456,602

Investments measured at net asset value as a practical expedient:
Collective trusts (includes Fidelity MIP)				1,611,457
Total investments at fair value				$2,068,059

	2023
	Level 1	Level 2	Level 3	Total

Investments at fair value
Mutual funds	$610,664	$—	$—	$610,664
Teledyne Technologies Incorporated common stock fund	99,695	—	—	99,695
Self-directed brokerage	65,397	—	—	65,397
Total investments in the fair value hierarchy	$775,756	$—	$—	$775,756

Investments measured at net asset value as a practical expedient:
Collective trusts (includes Fidelity MIP)				1,085,431
Total investments at fair value				$1,861,187
Fidelity Managed Income Portfolio (Fidelity MIP): The beneficial interest of each participant in Fidelity MIP is represented by units. Units are issued and redeemed daily at Fidelity MIP’s constant NAV of $1 per unit. Distribution to Fidelity MIP’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fidelity MIP on a monthly basis, when paid. It is the policy of the Fidelity MIP to use its best efforts to maintain a stable NAV of $1 per unit; although, there is no guarantee that the Fidelity MIP will be able to maintain this value. Participant directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the Fidelity MIP. There are no restrictions within the Fidelity MIP related to frequency or notice periods for redemptions out of the Fidelity MIP; however, the Fidelity MIP may take up to 12 months to fulfill a payout in the event that withdrawals are directed by the Plan Sponsor. Any transfers out of the Fidelity MIP must be held in a noncompeting investment option for 90 days before subsequent transfers to a competing fund can occur.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 13, 2024, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)
5. Parties-in-Interest
During 2024, the Plan invested in mutual funds and collective trust funds managed by Fidelity. The Fidelity managed funds qualify as exempt party in interest transactions. Trustee and investment fees paid by the Plan during 2024 was $0.8 million.
One of the investment options available to participants is the Teledyne Technologies Incorporated Common Stock Fund valued at $93.4 million and $99.7 million at December 31, 2024 and 2023, respectively. The plan held 201,142 and 223,358 shares of Teledyne Technologies Incorporated common stock at December 31, 2024 and 2023, respectively with a cost basis of $30.6 million as of December 31, 2024.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Delinquent Participant Contributions
Employee deferrals of $107 were not remitted to the Plan within the typical time period of the Company. Lost earnings were minimal and were deposited as soon as administratively possible.
8. Subsequent Events
In December 2024, Teledyne acquired Micropac Industries, Inc. (“Micropac”). Micropac employees who were eligible for the Plan, effective December 30, 2024, were permitted to rollover their eligible account balances from the Micropac Industries, Inc. Employees Profit Sharing Plan and Trust, and $7.8 million was rolled into the Plan during 2025.
In January 2025, Teledyne acquired select aerospace and defense electronics businesses from Excelitas Technologies Corp. Employees of the U.S.-based advanced electronic systems business (“Qioptiq”), who were eligible for the Plan, effective January 31, 2025, were permitted to rollover their eligible account balances from the Excelitas Technologies Savings Plan, and $7.3 million was rolled into the Plan during 2025.
Starting in 2025, under the SECURE Act 2.0, participants ages 60 to 63 by December 31 will be eligible for the increased catch-up contributions in the Plan. The higher catch-up contribution limit for those ages 60 to 63 is $11,250. The SECURE Act 2.0 includes reforms that expand retirement coverage and savings and will require several policy changes for retirement plans. The Plan will be amended to reflect any changes made in response to SECURE Act 2.0 by the deadlines prescribed in the legislation.
Management evaluated subsequent events for the Plan through June 30, 2025, the date the financial statements were available to be issued.

Supplemental Information

Teledyne Technologies Incorporated 401(k) Plan
EIN: 25-1843385     Plan Number: 002
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

December 31, 2024

	Total that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included:	$—	$107	$—	$—

Teledyne Technologies Incorporated 401(k) Plan
EIN: 25-1843385     Plan Number: 002
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
(In thousands, except for unit/share information)
December 31, 2024

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*	Fidelity	Value Fund Class K	$52,107
*	Fidelity	Inflation-Protected Bond Index Fund	3,447
*	Fidelity	Fidelity Freedom Blend Income Commingled Pool Class S	6,442
*	Fidelity	Fidelity Freedom Blend 2010 Commingled Pool Class S	6,098
*	Fidelity	Fidelity Freedom Blend 2015 Commingled Pool Class S	11,103
*	Fidelity	Fidelity Freedom Blend 2020 Commingled Pool Class S	50,796
*	Fidelity	Fidelity Freedom Blend 2025 Commingled Pool Class S	100,204
*	Fidelity	Fidelity Freedom Blend 2030 Commingled Pool Class S	129,161
*	Fidelity	Fidelity Freedom Blend 2035 Commingled Pool Class S	103,708
*	Fidelity	Fidelity Freedom Blend 2040 Commingled Pool Class S	83,208
*	Fidelity	Fidelity Freedom Blend 2045 Commingled Pool Class S	55,258
*	Fidelity	Fidelity Freedom Blend 2050 Commingled Pool Class S	51,786
*	Fidelity	Fidelity Freedom Blend 2055 Commingled Pool Class S	33,164
*	Fidelity	Fidelity Freedom Blend 2060 Commingled Pool Class S	20,102
*	Fidelity	Fidelity Freedom Blend 2065 Commingled Pool Class S	5,758
*	Fidelity	Money Market Government Portfolio – Institutional Class	80,864
*	Fidelity	U.S. Bond Index Fund	49,502
*	Fidelity	Brokerage Link	81,754
*	Fidelity	Managed Income Portfolio Class 2	32,105
*	Fidelity	Diversified International Commingled Pool Class A	51,304
*	Fidelity	Mid-Cap Stock Commingled Pool Class A	49,157
*	Fidelity	Fidelity Growth Company Commingled Pool Class D	347,203
	Allspring	Emerging Markets Equity CIT E1	15,023
	American Beacon	Small Cap Value Fund Clas R5	20,384
	Invesco	Growth and Income R6	55,543
	Janus Henderson	Triton Fund Class N	14,589
	Loomis Sayles	Core Plus Fixed Income Trust Class C	42,490
	Eaton Vance	Income Fund of Boston Class R6	5,040
	Morley	Morley Stable Value Fund	7,023
	Geode Capital Management Trust Company	Spartan 500 Index Pool Class E	353,089
	Geode Capital Management Trust Company	Spartan Global ex US Index Pool Class E	11,905
	Geode Capital Management Trust Company	Spartan Extended Market Index Pool Class E	40,671
	Geode Capital Management Trust Company	Spartan Small Cap Index Pool Class E	4,699
*	Teledyne Technologies Incorporated	Common Stock Fund, 201,142 shares	93,372
*	Participant loans	With interest rates ranging from 3.25% to 11.00% and maturity dates through 2039	16,850
			$2,084,909
	* Party-in-interest as defined by ERISA.

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm – Moss Adams, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2025

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN
Plan Administrative Committee

By:	/s/ Melanie S. Cibik
Member – Plan Administrative Committee

By:	/s/ Stephen F. Blackwood
Member – Plan Administrative Committee

By:	/s/ Jason W. Connell
Member – Plan Administrative Committee

By:	/s/ Luis Arrieta
Member – Plan Administrative Committee